Amendment No. 4 to
                                                            SEC File No. 70-9565



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue

                          Morristown, New Jersey 07960

               (Name of company filing this statement and address
                         of principal executive office)

                                    GPU, INC.
                                    ---------

          (Name of top registered holding company parent of applicant)


T. G. Howson,                               Douglas E. Davidson, Esq.
Vice President and Treasurer                Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                    120 West 45th Street
GPU Service, Inc.                           New York, New York 10036
300 Madison Avenue
Morristown, New Jersey  07960


D. C. Brauer
Vice President
GPU Service, Inc.
300 Madison Avenue

Morristown, New Jersey  07960

                   (Names and addresses of agents for service)

         GPU hereby amends its Application on Form U-1, docketed in SEC File No. 70-9565, as heretofore amended, as follows:

            By amending Item 2 thereof as follows:

         ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
                  ------------------------------
               The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions will be as follows:

                  Legal Fees and Expenses

                       Berlack, Israels & Liberman LLP             $10,000
                       Ryan, Russell, Ogden & Seltzer LLP          $ 1,000
                                                                    ======

                               Total                               $11,000

                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                    GPU, INC.



                                                    By: /s/ T. G. Howson
                                                        ----------------
                                                    T. G. Howson,
                                                    Vice President and Treasurer


Date:  January 31, 2000